================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

   [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

                                                            OR

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

               For the transition period from          to
                                              ---------  -------------
                          Commission File No. 0-23426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            REPTRON ELECTRONICS, INC.
                              14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626


================================================================================

FINANCIAL STATEMENTS, SCHEDULES
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPTRON ELECTRONICS, INC.
401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 1998 and 1997

                                    CONTENTS


                                                                                       Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                      1

FINANCIAL STATEMENTS

    Statements of Net Assets Available For Benefits                                     2

    Statements of Changes In Net Assets Available For Benefits                          3

    Notes to Financial Statements                                                       4


SUPPLEMENTAL SCHEDULES

    Schedule I - Line 27a - Assets Held For Investment Purposes                        14

    Schedule II - Line 27d - Reportable Transactions                                   15

               Report of Independent Certified Public Accountants



The Participants and Advisory Committee
  Reptron Electronics, Inc.
  401(k) Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP


Tampa, Florida
May 21, 1999

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                       December 31,
                                                                --------------------------
                                                                   1998            1997
                                                                ----------      ----------
                                         ASSETS
Investments:
  Shares of registered investment companies, at fair value      $5,414,021      $4,155,675
  Insurance contract, at contract value                            447,605         340,972
  Reptron Electronics, Inc. stock fund, at fair value            2,512,151          56,280
                                                                ----------      ----------
     Total investments                                           8,373,777       4,552,927
                                                                ----------      ----------

Receivables:
  Participants' contributions                                       46,637          46,555
  Employer contributions                                             4,661           4,656
  Participant loans                                                167,253          95,248
                                                                ----------      ----------
     Total receivables                                             218,551         146,459
                                                                ----------      ----------

     Total assets                                                8,592,328       4,699,386
                                                                ----------      ----------

                                      LIABILITIES

Due to employer                                                         --           1,862
Due to participants                                                     --          13,235
                                                                ----------      ----------
     Total liabilities                                                  --          15,097
                                                                ----------      ----------

Net assets available for benefits                               $8,592,328      $4,684,289
                                                                ==========      ==========





        The accompanying notes are an integral part of these statements.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                         Year Ended December 31,
                                                                    -------------------------------
                                                                       1998                 1997
                                                                    ----------           ----------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair value of investments
    (Note B)                                                       $(2,314,655)         $   158,748
  Interest and dividends                                               366,106              422,109
                                                                    ----------           ----------
                                                                    (1,948,549)             580,857
                                                                    ----------           ----------

Contributions:
  Participants'                                                      1,059,420            1,200,709
  Rollovers                                                          5,450,924                   --
  Employer's                                                           121,024              101,278
                                                                    ----------           ----------
                                                                     6,631,368            1,301,987
                                                                    ----------           ----------

     Total additions                                                 4,682,819            1,882,844

Deductions from net assets attributed to:
  Benefits paid to participants                                        774,780              276,599
                                                                    ----------           ----------

Net increase                                                         3,908,039            1,603,735

Net assets available for benefits:
  Beginning of year                                                  4,684,289            3,080,554
                                                                    ----------           ----------

  End of year                                                       $8,592,328           $4,684,289
                                                                    ==========           ==========



        The accompanying notes are an integral part of these statements.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

The following description of Reptron Electronics, Inc.'s (the Company) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions. Each year participants may contribute up to 15 percent of pre-tax annual compensation, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes discretionary contributions at the option of the Company's board of directors. The Company's match is based on a percentage of the participant's contribution. The Company matching percentage was 10% for 1998 and 1997.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are not credited with a year of service for vesting purposes for the period during which the Company did not maintain this Plan. A participant is 100 percent vested after five years of credited service.

                                                      Vesting
           Years of Service                          Percentage
           ----------------                          ----------
           Less than 1                                  0%
           1                                            20%
           2                                            40%
           3                                            60%
           4                                            80%
           5                                           100%

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997

NOTE A - DESCRIPTION OF PLAN - CONTINUED

5. Investment Options. Upon enrollment in the Plan, a participant may direct contributions in any of eight investment options.

     American Express IDS Selective Fund - Fund is invested in shares of corporate bonds, government securities, and other short-term securities. It is intended for investors wanting a reasonable return on investment without exposure to high risk.

     American Express IDS Managed Allocation Fund - Fund is invested in stocks, fixed-income securities, and money market securities. It is intended for investors who seek current income as well as long-term growth.

     American Express IDS Equity Select Fund - Fund is invested in moderate and high growth stocks as well as bonds. It is intended for investors willing to assume some risk in an effort to increase their return on investments.

     American Express IDS International Fund - Fund is invested in common stocks of foreign companies that offer potential for superior growth. It is intended for investors who want to expand their investment horizon beyond the U.S. market.

     American Express IDS New Dimensions Fund - Fund is invested in companies with growth potential in new technology, new markets, and new products. It is intended for aggressive investors who want to maximize their return and are comfortable with a higher degree of risk.

     American Express IDS Blue Chip Advantage Fund - Fund is invested in common stocks that are included in a broad market index to achieve a long-term total return exceeding that of the U.S. stock market.

     Money Market Fund - A fund seeking the highest current income consistent with safety and liquidity.

     Reptron Stock Fund - Fund is invested in the common stock of the Plan sponsor, Reptron Electronics, Inc.

     Guaranteed Retirement Fund - Backed by general accounts of IDS Life Insurance Company. Principal is guaranteed at the applicable current interest rate.

6. Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. A participant must repay the loan within five (5) years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan's written loan procedures.

7.   Payment of Benefits

     Lifetime benefits (normal retirement age is 65)
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

     Termination prior to retirement
     For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant's life expectancy.

     For any termination of service, if the participant's vested account balance does not exceed $3,500 a single lump sum payment is required.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Insurance contracts are carried at cost, which is guaranteed by the insurance company. Cost represents amounts contributed plus credited interest as determined by the insurance company.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all expenses of the Plan have been paid by the Employer.

Tax Status

The Plan complies as to form with Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 and the applicable regulations to be exempt from federal income taxes. The Plan received a favorable determination letter from the Internal Revenue Service on July 20, 1995.


NOTE C - INVESTMENTS

The following table represents the fair value of investments as determined by quoted market price.

                                                                        December 31,
                                                                --------------------------
                                                                   1998            1997
                                                                ----------      ----------
Shares of registered investment companies:
  Selective Fund                                                $  301,535      $  258,022
  Managed Allocation Fund                                          753,148         703,969
  Equity Select Fund                                             1,129,825         836,091
  International Fund                                               531,533         437,319
  New Dimensions Fund                                            2,351,679       1,777,055
  Blue Chip Advantage Fund                                         346,301         132,766
  Money Market Fund                                                     --          10,453
                                                                ----------      ----------

                                                                 5,414,021       4,155,675
                                                                ----------      ----------
Insurance contract:
  Guaranteed Retirement Fund                                       447,605         340,972
                                                                ----------      ----------
Reptron stock fund                                               2,512,151          56,280
                                                                ----------      ----------
                                                                $8,373,777      $4,552,927
                                                                ==========      ==========

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1993, the Plan entered into an investment contract with IDS Life Insurance Company (IDS Life) referred to as the Guaranteed Retirement Fund Contract. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by IDS Life.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F - YEAR 2000 ISSUE

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Plan's operations will not be fully determinable until the Year 2000 and thereafter. If the Year 2000 modifications are not properly completed by the relevant third parties to which the Plan relies upon their systems for information, the Plan operations could be adversely impacted.

NOTE G - NET ASSETS AVAILABLE FOR BENEFITS

All of the assets are held by American Express Trust Company (American Express Trust) for the purpose of administration of investments and recordkeeping. The agreement with American Express Trust provides for the investments and contributions to be self-directed by the participants and accounted for in separate funds. The Other fund represents an internal administrative fund consisting primarily of a clearing account for contributions receivable, participant loans and forfeitures.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997

NOTE G - NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED

As of December 31, 1998, the following are the net assets available for benefits, on a fund basis:

                                                                     Participant Directed
                                   ----------------------------------------------------------------------------------------------
                                                            Managed      Equity         New        Blue     Reptron    Guaranteed
                                   Selective  Allocation    Select    International  Dimensions    Chip      Stock     Retirement
                                      Fund       Fund        Fund         Fund          Fund       Fund      Fund         Fund
                                   ---------  ----------  ----------  -------------  ----------  --------  ----------  ----------
ASSETS

Investments                        $ 301,535  $ 753,148   $1,129,825  $     531,533  $2,351,679  $346,301  $2,512,151  $  447,605
Contributions receivable                  --         --           --             --          --        --          --          --
Participant loans receivable              --         --           --             --          --        --          --          --
                                   ---------  ---------   ----------  -------------  ----------  --------  ----------  ----------


  Total assets                       301,535    753,148    1,129,825        531,533   2,351,679   346,301   2,512,151     447,605
                                   ---------  ---------   ----------  -------------  ----------  --------  ----------  ----------

LIABILITIES

Due to employer                           --         --           --             --          --        --          --          --
Due to participants                       --         --           --             --          --        --          --          --
                                   ---------  ---------   ----------  -------------  ----------  --------  ----------  ----------


  Total liabilities                       --         --           --             --          --        --          --          --
                                   ---------  ---------   ----------  -------------  ----------  --------  ----------  ----------

Net assets available for benefits  $ 301,535  $ 753,148   $1,129,825  $     531,533  $2,351,679  $346,301  $2,512,151  $  447,605
                                   =========  =========   ==========  =============  ==========  ========  ==========  ==========


                                     Other      Total
                                   --------  ----------
ASSETS

Investments                        $     --  $8,373,777
Contributions receivable             51,298      51,298
Participant loans receivable        167,253     167,253
                                   --------  ----------

  Total assets                      218,551   8,592,328
                                   --------  ----------

LIABILITIES

Due to employer                          --          --
Due to participants                      --          --
                                   --------  ----------

  Total liabilities                      --          --
                                   --------  ----------

Net assets available for benefits  $218,552  $8,592,328
                                   ========  ==========

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997


NOTE G - NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED

As of December 31, 1997, the following are the net assets available for benefits, on a fund basis:

                                                                     Participant Directed
                                   -----------------------------------------------------------------------------------------
                                               Managed     Equity                     New        Blue    Reptron  Guaranteed
                                   Selective  Allocation   Select   International  Dimensions    Chip    Stock    Retirement
                                      Fund       Fund       Fund         Fund         Fund       Fund     Fund       Fund
                                   ---------  ----------  --------  -------------  ----------  --------  -------  ----------
ASSETS

Investments                        $ 258,022  $  703,969  $836,091  $     437,319  $1,777,055  $132,766  $56,280  $  340,972
Contributions receivable                  --          --        --             --          --        --       --          --
Participant loans receivable              --          --        --             --          --        --       --          --
                                   ---------  ----------  --------  -------------  ----------  --------  -------  ----------

  Total assets                       258,022     703,969   836,091        437,319   1,777,055   132,766   56,280     340,972
                                   ---------  ----------  --------  -------------  ----------  --------  -------  ----------

LIABILITIES

Due to employer                           --          --        --             --          --        --       --          --
Due to participants                       --          --        --             --          --        --       --          --
                                   ---------  ----------  --------  -------------  ----------  --------  -------  ----------

  Total liabilities                       --          --        --             --          --        --       --          --
                                   ---------  ----------  --------  -------------  ----------  --------  -------  ----------

Net assets available for benefits  $ 258,022  $  703,969  $836,091  $     437,319  $1,777,055  $132,766  $56,280  $  340,972
                                   =========  ==========  ========  =============  ==========  ========  =======  ==========



                                     Other      Total
                                   --------  ----------
Investments                        $ 10,453  $4,552,927
Contributions receivable             51,211      51,211
Participant loans receivable         95,248      95,248
                                   --------  ----------

  Total assets                      156,912   4,699,386
                                   --------  ----------

LIABILITIES

Due to employer                       1,862       1,862
Due to participants                  13,235      13,235
                                   --------  ----------

  Total liabilities                  15,097      15,097
                                   --------  ----------

Net assets available for benefits  $141,815  $4,684,289
                                   ========  ==========

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997

NOTE H - NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1998, the following are the changes in net assets available for benefits, on a fund basis:


                                                                                 Participant Directed
                                                       ---------------------------------------------------------------------------
                                                                     Managed      Equity                        New         Blue
                                                       Selective   Allocation     Select     International   Dimensions     Chip
                                                         Fund         Fund         Fund          Fund           Fund        Fund
                                                       ---------   ----------   ----------   -------------   ----------   --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value      $   2,982   $  (30,530)  $   70,405   $      59,114   $  386,092   $ 43,812
    Interest and dividends                                18,657       92,316      106,354           8,498      134,128      6,153

  Contributions:
    Participants'                                         44,697      135,329      197,432         104,105      369,583    102,046
    Rollover                                              20,377       20,774       40,576          14,439       29,758     69,293
    Employer's, net for forfeitures                        4,471       13,524       19,744          10,408       36,957     10,203
                                                       ---------   ----------   ----------   -------------   ----------   --------
                                                          69,545      169,627      257,752         128,952      436,298    181,542
                                                       ---------   ----------   ----------   -------------   ----------   --------
    Total additions                                       91,184      231,413      434,511         196,564      956,518    231,507
                                                       ---------   ----------   ----------   -------------   ----------   --------

Deductions from net assets attributed to:
  Benefits paid to participants                           33,494      142,417      116,553          58,306      325,981     42,133
  Loan activity - net                                      4,609       12,719       16,390           7,598       35,591      4,951
                                                       ---------   ----------   ----------   -------------   ----------   --------
    Total deductions                                      38,103      155,136      132,943          65,904      361,572     47,084
                                                       ---------   ----------   ----------   -------------   ----------   --------

Increase prior to interfund transfers and forfeitures     53,081       76,277      301,568         130,660      594,946    184,423
Forfeitures                                               (1,212)      (2,252)      (3,731)         (1,302)      (6,815)      (790)
Interfund transfers                                       (8,356)     (24,846)      (4,103)        (35,144)     (13,507)    29,902
                                                       ---------   ----------   ----------   -------------   ----------   --------

  Net increase                                            43,513       49,179      293,734          94,214      574,624    213,535

Net assets available for benefits:
  Beginning of year                                      258,022      703,969      836,091         437,319    1,777,055    132,766
                                                       ---------   ----------   ----------   -------------   ----------   --------
  End of year                                          $ 301,535   $  753,148   $1,129,825   $     531,533   $2,351,679   $346,301
                                                       =========   ==========   ==========   =============   ==========   ========

                                                          Reptron     Guaranteed
                                                           Stock      Retirement
                                                           Fund          Fund        Other         Total
                                                       ------------   ----------   ----------   -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value      $ (2,870,375)  $   21,242   $    2,603   $(2,314,655)
    Interest and dividends                                       --           --           --       366,106

  Contributions:
    Participants'                                            46,730       59,416           82     1,059,420
    Rollover                                              5,240,498       15,209           --     5,450,924
    Employer's, net for forfeitures                           4,673        5,942       15,102       121,024
                                                       ------------   ----------   ----------   -----------
                                                          5,291,901       80,567       15,184     6,631,368
                                                       ------------   ----------   ----------   -----------
    Total additions                                       2,421,526      101,809       17,787     4,682,819
                                                       ------------   ----------   ----------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants                               4,231       29,468       22,197       774,780
  Loan activity - net                                          (675)         (37)     (81,146)        --
                                                       ------------   ----------   ----------   -----------
    Total deductions                                          3,556       29,431      (58,949)      774,780
                                                       ------------   ----------   ----------   -----------

Increase prior to interfund transfers and forfeitures     2,417,970       72,378       76,736     3,908,039
Forfeitures                                                    (172)      16,274           --            --
Interfund transfers                                          38,073       17,981           --            --
                                                       ------------   ----------   ----------   -----------

  Net increase                                            2,455,871      106,633       76,736     3,908,039

Net assets available for benefits:
  Beginning of year                                          56,280      340,972      141,185     4,684,289
                                                       ------------   ----------   ----------   -----------
  End of year                                          $  2,512,151   $  447,605   $  218,551   $ 8,592,328
                                                       ============   ==========   ==========   ===========

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997

NOTE H - NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1997, the following are the changes in net assets available for benefits, on a fund basis:

                                                                                 Participant Directed
                                                       -------------------------------------------------------------------------
                                                                     Managed     Equity                       New         Blue
                                                       Selective   Allocation    Select    International   Dimensions     Chip
                                                         Fund         Fund        Fund         Fund           Fund        Fund
                                                       ---------   ----------   --------   -------------   ----------   --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value      $   1,228   $  (20,728)  $ 40,721   $     (11,997)  $  176,307   $(11,594)
    Interest and dividends                                17,233      104,035    129,756          18,061      131,619     14,924
                                                       ---------   ----------   --------   -------------   ----------   --------
                                                          18,461       83,307    170,477           6,064      307,926      3,330
                                                       ---------   ----------   --------   -------------   ----------   --------
  Contributions:
    Participants'                                         65,593      182,724    234,460         119,510      443,996     47,467
    Employer's, net of forfeitures                          6,297       16,611     18,150          11,832       36,926      2,244
                                                       ---------   ----------   --------   -------------   ----------   --------
                                                          71,890      199,335    252,610         131,342      480,922     49,711
                                                       ---------   ----------   --------   -------------   ----------   --------

    Total additions                                       90,351      282,642    423,087         137,406      788,848     53,041
                                                       ---------   ----------   --------   -------------   ----------   --------

Deductions from net assets attributed to:
  Benefits paid to participants                           20,328       49,556     58,715          31,423       92,396         --
  Loan activity - net                                       (129)       4,911      4,494           6,170       12,227     (1,475)
                                                       ---------   ----------   --------   -------------   ----------   --------
    Total deductions                                      20,199       54,467     63,209          37,593      104,623     (1,475)
                                                       ---------   ----------   --------   -------------   ----------   --------

Increase prior to interfund transfers and forfeitures     70,152      228,175    359,878          99,813      684,225     54,516
Forfeitures                                                 (785)      (1,919)    (2,044)         (1,449)      (3,316)        --
Interfund transfers                                      (86,310)     (46,439)    (3,271)        (15,499)      (6,277)    78,250
                                                       ---------   ----------   --------   -------------   ----------   --------

  Net increase                                           (16,943)     179,817    354,563          82,865      674,632    132,766

Net assets available for benefits:
  Beginning of year                                      274,965      524,152    481,528         354,454    1,102,423         --
                                                       ---------   ----------   --------   -------------   ----------   --------
  End of year                                          $ 258,022   $  703,969   $836,091   $     437,319   $1,777,055   $132,766
                                                       =========   ==========   ========   =============   ==========   ========

                                                       Reptron    Guaranteed
                                                        Stock     Retirement
                                                         Fund        Fund      Other       Total
                                                       --------   ----------  --------   ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value      $(31,207)  $   16,018  $     --   $  158,748
    Interest and dividends                                   --           --     6,481      422,109
                                                       --------   ----------  --------   ----------
                                                        (31,207)      16,018     6,481      580,857
                                                       --------   ----------  --------   ----------
  Contributions:
    Participants'                                        14,223       71,088    21,648    1,200,709
    Employer's, net of forfeitures                         1,373        6,725    (1,390)     101,278
                                                       --------   ----------  --------   ----------
                                                         15,596       77,813    20,258    1,301,987
                                                       --------   ----------  --------   ----------

    Total additions                                     (15,611)      93,831    26,739    1,882,844
                                                       --------   ----------  --------   ----------

Deductions from net assets attributed to:
  Benefits paid to participants                           1,066       20,467     2,648      276,599
  Loan activity - net                                      (499)       3,073   (28,772)          --
                                                       --------   ----------  --------   ----------
    Total deductions                                        567       23,540   (26,124)     279,109
                                                       --------   ----------  --------   ----------

Increase prior to interfund transfers and forfeitures   (16,178)      70,291    52,863    1,603,735
Forfeitures                                                 (84)       9,597        --           --
Interfund transfers                                      72,542        7,170      (166)          --
                                                       --------   ----------  --------   ----------

  Net increase                                           56,280       87,058    52,697    1,603,735

Net assets available for benefits:
  Beginning of year                                          --      253,914    89,118    3,080,554
                                                       --------   ----------  --------   ----------
  End of year                                          $ 56,280   $  340,972  $141,815   $4,684,289
                                                       ========   ==========  ========   ==========

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1998 and 1997

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500:

                                                                           1998              1997
                                                                        -----------       -----------
Net assets available for benefits per the financial statements          $ 8,592,328       $ 4,684,289
Contributions receivable                                                    (51,298)          (51,211)
Dividends receivable, included in investments                                    --                13
Due to employer                                                                  --             1,862
Due to participants                                                              --            13,235
Investment income receivable at 12/31/98                                    (39,884)               --
                                                                        -----------       -----------
Net assets available for benefits per Form 5500                         $ 8,501,146       $ 4,648,188
                                                                        ===========       ===========

Total additions to net assets available for benefits per the
  financial statements                                                  $ 4,682,819       $ 1,880,334
Contributions receivable at 12/31/98                                        (41,234)          (12,315)
(Increase) decrease in return of excess deferrals                           (15,097)            2,510
Other                                                                        (4,872)              556
                                                                        -----------       -----------
Total additions to net assets available for benefits per Form 5500      $ 4,621,616       $ 1,871,085
                                                                        ===========       ===========

Total deductions to net assets available for benefits per the
  financial statements                                                  $   774,780       $   276,599
                                                                                                   --
Other                                                                        (6,122)               --
                                                                        -----------       -----------
Total deductions to net assets available for benefits per Form
  5500                                                                  $   768,658       $   276,599
                                                                        ===========       ===========

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.


NOTE J - DUE TO EMPLOYER

Due to employer represents the return of employer matching contributions related to return of excess participant deferrals.

NOTE K - RELATED PARTY TRANSACTION

During 1999, the chairman of the Company rolled over approximately $5.2 million of the Company's common stock at market value to the Plan from the Company's profit sharing plan which is being terminated.

                             SUPPLEMENTAL SCHEDULES

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                   SCHEDULE I

                 Line 27a - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998



  Principal
  Amount of                                                                            Current
   Shares        Description                                           Cost             Value
-----------   ------------------------------------                  -----------      -----------
    32,517    IDS Selective Fund                                    $   295,968      $   301,535

    72,272    IDS Managed Allocation Fund                               819,748          753,148

    76,916    IDS Equity Select Fund                                  1,016,663        1,129,825

    30,508    IDS Blue Chip Advantage Fund                              306,626          346,301

    45,933    IDS International Fund                                    485,394          531,533

    81,582    IDS New Dimensions Fund                                 1,768,827        2,351,679

*1,134,154    Reptron Electronics, Inc. Stock Fund                    5,404,174        2,512,151

   340,126    Guaranteed Retirement Fund                                445,556          447,605
                                                                    -----------      -----------
                                                                     10,542,956        8,373,777

              Participant Loans, at Varying Rates and Maturities        167,253          167,253
                                                                    -----------      -----------

                                                                    $10,710,209      $ 8,541,030
                                                                    ===========      ===========

* Represents shares in the Reptron Stock Fund, not the number of Reptron Electronics, Inc. common shares.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                   SCHEDULE II

                       Line 27d - REPORTABLE TRANSACTIONS

                                December 31, 1998

Single or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets from January 1, 1998 through December 31, 1998


                                                                    Number of                       Current value
                                                                   Transactions                      of asset on
       Identity                                                 ------------------      Cost of      transaction     Net gain
  Of Party Involved           Description of Asset              Purchases    Sales       Asset           date        or (loss)
------------------------    --------------------------------    ---------  --------   -----------   -------------   ----------
TYPE I - SINGLE TRANSACTIONS IN EXCESS OF 5%

American Express Trust      Reptron Electronics Stock Fund*         1                  $5,228,874      $5,228,874    $     -

American Express Trust      Reptron Electronics Stock Fund*                   1         5,229,540       5,229,540          -

TYPE II - SERIES OF TRANSACTIONS IN EXCESS OF 5%

American Express Trust      Reptron Electronics Stock Fund         24         6         5,322,131       5,322,131          -

American Express Trust      Managed Allocation Fund                40         61          436,663         433,763     (2,900)

American Express Trust      Equity Select Fund                     40         60          481,917         493,457     11,540

American Express Trust      International Fund                     34         56          234,343         241,818      7,475

American Express Trust      New Dimensions Fund                    44         79        1,000,311       1,123,144    122,833

American Express Trust      Blue Chip Advantage Fund               60         25          371,352         369,221     (2,131)

American Express Trust      Guaranteed Retirement Fund             68         34          623,168         623,168          -

* Party-in-interest transaction.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                REPTRON ELECTRONICS, INC.
                                401(K) RETIREMENT SAVINGS PLAN

                                By:  /s/ Paul Plante
                                      ------------------------------------------
                                         Paul Plante, Chief Operating Officer of
                                         Reptron Electronics, Inc.
                                         Plan Administrator

                                Date:  June 29, 1999

                                  EXHIBIT INDEX
                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K



EXHIBIT NO.                           DESCRIPTION

  23.1                     Consent of Grant Thornton LLP dated June 28, 1999